January 17, 2007

Mail Stop 4561

Via U.S. Mail and Facsimile (207) 828-7020

Carol L. Mitchell, Esq.
Senior Executive Vice President,
  General Counsel and Corporate Secretary
TD Banknorth Inc.
Post Office Box 9540
Two Portland Square
Portland, Maine 04112-9540

> **RE: TD Banknorth Inc.**
> **Schedule 13E-3 filed on December 19, 2006**
> **File Number 005-80597**
>
> **Schedule 14A filed on December 19, 2006**
> **File Number 000-51179**

Dear Ms. Mitchell:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3

General

1. We note your stockholders agreement entered into with The Toronto-Dominion Bank in connection with its acquisition of a majority interest in TD Banknorth Inc. on March 1, 2005. At that time your board of directors formed a special committee of designated independent directors to evaluate and negotiate the terms of any future going-private transactions. Further, you disclose a series of

acquisition transactions of TD Banknorth Inc. securities by The Toronto-Dominion Bank between April and November 2006 on pages 98 and 99. Provide us with a written analysis of the history of The Toronto-Dominion Bank acquisitions in TD Banknorth Inc., in both number and percentage of outstanding securities, including prior to the March 2005 majority acquisition, and why these transactions did not constitute the first steps in the going private transaction. See Rule 13e-3(a)(3) and Question & Answer No. 4 of Exchange Act Release No. 34-17719, April 13, 1981.

Item 3. Identity and Background of Filing Person, page 2

2. Please revise pages 2 through 9 to provide the background of all natural persons for five years in accordance with Item 1003 of Regulation M-A. The descriptions of many of the natural persons cover fewer than five years, including but not limited to, John Otis Drew, Brian Flynn, John M. Naughton, *etc.*

Item 7. Purposes, Alternatives, Reasons and Effects, page 12

3. We note that your most substantive discussion regarding alternatives under Item 1013(b) is on page 44 under "Special Factors – The Position of The Toronto-Dominion Bank and Bonn Merger Co. as to the Fairness of the Merger." Please revise Item 7 to direct the investor to this section.

Item 8. Fairness of the Transaction, page 12

4. Please specifically state, or indicate where in your disclosure that you state, that TD Banknorth considers the *Rule 13e-3* transaction to be substantively fair to its *unaffiliated security holders*. In this respect, we note that your board has made the fairness determination that "the merger agreement and merger" are fair with respect to "TD Banknorth and its stockholders, other than The Toronto-Dominion Bank and its affiliates." Refer to Item 1014 of Regulation M-A.

5. Please revise to state, or indicate where in your disclosure that you state, whether or not a majority of directors who are not employees has retained an unaffiliated representative to act solely on behalf of unaffiliated shareholders for negotiation the transaction. Refer to Item 1014(d) of Regulation M-A.

6. We note that you address only a few of the substantive factors on page 44 and about one-half of the factors on page 30 of the Schedule 14A. Please revise to address all factors mentioned in Instruction 2 to Item 1014 of Regulation M-A. Refer to Question & Answer No. 20 of Exchange Act Release No. 34-17719, April 13, 1981.

Item 9. Reports, Opinions, Appraisals and Negotiations, page 13

7. Please revise to describe the method of selection of Sandler O'Neil. Refer to Item 1015(b)(3) of Regulation M-A.

8. Please revise to clarify whether or not your description on page 41 of your relationship with Sandler O'Neil occurred during the past two years. Refer to Item 1015(b)(4) of Regulation M-A.

9. Please revise to state whether TD Banknorth or its affiliates determined the amount of the consideration or (a) Goldman Sachs and (b) Sandler O'Neil recommended the amount of the consideration. Refer to Item 1015(b)(5) of Regulation M-A.

Item 11. Interest in Securities of the Subject Company

10. Please revise to state where and how you effected the transaction for the recent securities transactions set forth in "Certain Transactions with Directors, Executive Officers and Affiliates." Refer to Item 1008(b) of Regulation M-A.

Item 13. Financial Information, page 15

11. Please revise to discuss or direct us to where you disclose the pro forma information in accordance with Item 1010 of Regulation M-A.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used, page 15

12. Please revise to provide a summary of all material terms of employment, retainer or other arrangement for compensation with respect to Morrow & Co. Refer to Item 1009 of Regulation M-A.

Schedule 14A

13. Please amend your proxy statement and card to mark them as preliminary.

14. Please indicate where you discuss in your disclosure, or revise to include, your responses to Items 6(e) and 8(d) of Schedule 14A.

15. Please indicate where you discuss in your disclosure, or revise to include, the pro forma information required by Item 14(b)(10) of Schedule 14A.

Forward-Looking Statements, page 14

16. You state in this section that you are under no obligation to update any forward-

looking information contained in this proxy statement. As you know, Rule 13e-3(d)(2) imposes an obligation to amend the disclosure document in a going-private transaction to reflect any material changes to the information previously reported. Please revise your disclaimer to more clearly state when you intend to update or amend the filing to reflect changes to forward-looking information you have disclosed.

How to Vote Your Shares, page 16

17.   We note your disclosure on page 16 that security holders may vote by Internet, telephone or mail without attending the special meeting. Please describe the Internet voting procedures. See Item N.17 of the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations dated July 1997. Provide us the web addresses and passwords necessary to access the site by which shareholders can vote via the Internet. Finally, please advise us of the validity under applicable state law of proxies granted electronically.

Where You Can Find More Information, page 101

18.   We note your statement that you incorporate by reference various documents you will file after the date of the initial filing of this proxy statement and before the special meeting. Neither Rule 13e-3 nor Schedule 13E-3 allow you to "forward" incorporate by reference to documents not yet filed. If you wish to incorporate by reference such future filings, you must amend to specifically name them. Please revise your disclosure accordingly.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review by showing deleted sections as strikethrough and added sections as underlining. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

- the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person**s** may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Timothy Geishecker at (202) 551-3422, me at (202) 551-3419 or Celeste Murphy in the Office of Mergers and Acquisitions at (202) 551-3257 with any questions.

Sincerely,

Christian N. Windsor
Special Counsel
Office of Financial Services
Division of Corporation Finance

cc: Gerard L. Hawkins, Esq.
        Elias, Matz, Tiernan & Herrick LLP
        734 Fifteenth Street, N.W.
        Washington, DC 20005